UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment 6 to
FORM S‑1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Registration No. 333-223076

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
IN RESPECT OF:

PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT
(Exact name of registrant as specified in its charter)

New Jersey
(State or other jurisdiction of incorporation or organization)

6311
(Primary Standard Industrial Classification Code Number)

22-2426091
(I.R.S. Employer Identification Number)

c/o Pruco Life Insurance Company
213 Washington Street, Newark, New Jersey 07102‑2992, (800) 778-2255
(Address, including zip code, and telephone number, including area code, or registrant's principal executive offices)

Jordan K. Thomsen, Vice President and Corporate Counsel
Pruco Life Insurance Company of New Jersey
213 Washington Street, Newark, New Jersey 07102‑2992, (800) 778-2255
(Name, address, including zip code, and telephone number, including area code, of agent for service)

March 31, 2022
(Approximate date of commencement of proposed sale to the public)
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [X] (Do not check if a smaller reporting company)	Smaller reporting company [ ]
Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Explanatory Note: This post-effective amendment is filed to add a supplement to the prospectus dated May 1, 2020. The supplement is in addition to and does not delete or supersede the prospectus dated May 1, 2020 in the amendment declared effective on April 8, 2020.

PART I
INFORMATION REQUIRED IN PROSPECTUS

Information about Pruco Life of New Jersey Variable Contract Real Property Account
Attached hereto are Financial Statements of Pruco Life of New Jersey Variable Contract Real Property Account and Financial Statements of The Prudential Variable Contract Real Property Partnership. As previously communicated to contract owners, the Account and Partnership were liquidated as an investment option for contract owners on February 22, 2022.

Risk Factors
This "Risk Factors" section provides a summary of some of the significant risks. Many of these risks are interrelated and could occur under similar business and economic conditions, and the occurrence of certain of them may in turn cause the emergence or exacerbate the effect of others. Such a combination could materially increase the severity of the impact of these risks on our businesses, results of operations, financial condition and liquidity. Throughout this section “we”, “our”, and "Company" refer to Pruco Life Insurance Company of New Jersey.
Market fluctuations and general economic, market and political conditions may adversely affect our business and profitability.
Our business and our results of operations may be materially adversely affected by conditions in the global financial markets and by economic conditions generally.
Even under relatively favorable market conditions, our insurance and annuity products, as well as our investment returns and our access to and cost of financing, are sensitive to fixed income, equity, real estate and other market fluctuations and general economic, market and political conditions. These fluctuations and conditions could adversely affect our results of operations, financial position and liquidity, including in the following respects:
•The profitability of many of our insurance and annuity products depends in part on the value of the separate accounts supporting these products, which can fluctuate substantially depending on the foregoing conditions.
•A change in market conditions, such as high inflation and high interest rates, could cause a change in consumer sentiment and behavior adversely affecting sales and persistency of our savings and protection products. Conversely, low inflation and low interest rates could cause persistency of these products to vary from that anticipated and adversely affect profitability (as further described below). Similarly, changing economic conditions and unfavorable public perception of financial institutions can influence customer behavior, including increasing claims or surrenders in certain product lines.
Adverse capital market conditions could significantly affect our ability to meet liquidity needs, our access to capital and our cost of capital, including capital that may be required by the Company's subsidiaries. Under such conditions, we may seek additional debt or equity capital but may be unable to obtain it.
Adverse capital market conditions could affect the availability and cost of borrowed funds and could impact our ability to refinance existing borrowings, thereby ultimately impacting our profitability and ability to support or grow our businesses. We need liquidity to pay our operating expenses, interest and maturities on our debt and dividends on our capital stock. The principal sources of our liquidity are insurance premiums, annuity considerations, cash flow from our investment portfolio, and fees from separate account assets.
In the normal course of business, The Prudential Variable Real Property Partnership (the "Partnership") enters into loan agreements with certain lenders to finance its real estate investment transactions. Unfavorable economic conditions could increase related borrowing costs, limit access to the capital markets or result in a decision by lenders not to extend credit to the Partnership. There is no guarantee that the Partnership’s borrowing arrangements or ability to obtain leverage will continue to be available, or if available, will be available on terms and conditions acceptable to the Partnership. Further, these loan agreements contain, among other conditions, events of default and various covenants and representations. In the normal course of business, the Partnership may be in the process of renegotiating terms for loans outstanding that have passed their maturity dates. At December 31, 2021, the Partnership had no outstanding matured loans.
A decline in market value of the Partnership’s assets may also have particular adverse consequences in instances where the Partnership borrowed money based on the fair value of specific assets. A decrease in market value of these assets may result in the lender requiring the Partnership to post additional collateral or otherwise repay these loans.
In the event the Partnership’s current investment obligations are not refinanced or extended when they become due and/or the Partnership is required to repay such borrowings and obligations, management anticipates that the repayment of these obligations will be provided by operating cash flow, new debt refinancing, and/or real estate investment sales.
The companies offering the variable life insurance and variable annuity contracts and the Partnership are heavily regulated and changes in regulation may adversely affect our results of operations and financial condition.
Our business is subject to comprehensive regulation and supervision. The purpose of this regulation is primarily to protect our customers and not necessarily our shareholders or debt holders. Many of the laws and regulations to which we are subject, are regularly re-examined, and existing or future laws and regulations may become more restrictive or otherwise adversely affect our operations. The financial market dislocations we have experienced have produced, and are expected to continue to produce, extensive changes in existing laws and regulations, and regulatory frameworks, applicable to our business.

Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may materially increase our direct and indirect compliance and other expenses of doing business, and thereby have a material adverse effect on our financial condition or results of operations.
Changes in accounting requirements could negatively impact our reported results of operations and our reported financial position.
Accounting standards are continuously evolving and subject to change. For example, ASU 2018-12, Financial Services - Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts, was issued by the Financial Accounting Standards Board (“FASB”) on August 15, 2018 and is expected to have a significant impact on our financial statements. While the effect on the financial statements of this accounting standard are under assessment, changes to the manner in which we account for insurance products, or other changes in accounting standards, could have a material effect on our reported results of operations and financial condition. Further, changes in accounting standards may impose special demands on issuers in areas such as corporate governance, internal controls and disclosure, and may result in substantial conversion costs to implement.
Changes in U.S. federal income tax law or in the income tax laws of other jurisdictions in the U.S. in which we operate could make some of our products less attractive to consumers and also increase our tax costs.
The President, Congress, as well as state and local governments, may continue from time to time legislation that could increase the amount of corporate taxes we pay, thereby reducing earnings.
U.S. federal tax law generally permits tax deferral on the inside build-up of investment value of certain retirement savings, annuities and life insurance products until there is a contract distribution and, in general, excludes from taxation the death benefit paid under a life insurance contract. The Tax Cuts and Jobs Act of 2017 (the “Tax Act of 2017”) did not change these rules, though it is possible that some individuals with overall lower effective tax rates could be less attracted to the tax deferral aspect of the Company’s products. The general reduction in individual tax rates and elimination of certain individual deductions may also impact the Company depending on whether current and potential customers have more or less after-tax income to save for retirement and manage their mortality and longevity risk through the purchase of the Company’s products. Congress from time to time may enact other changes to the tax law that could make our products less attractive to consumers, including legislation that would modify the tax favored treatment of retirement savings, life insurance and annuities products.
The products we sell have different tax characteristics and in some cases generate tax deductions and credits for the Company. Changes in either the U.S. or foreign tax laws may negatively impact the deductions and credits available to the Company, including the ability of the Company to claim foreign tax credits with respect to taxes withheld on our investments supporting separate account products. These changes would increase the Company’s actual tax expense and reduce its consolidated net income. The profitability of certain products is significantly dependent on these characteristics and our ability to continue to generate taxable income, which is taken into consideration when pricing products and is a component of our capital management strategies. Accordingly, changes in tax law, our ability to generate taxable income, or other factors impacting the availability or value of the tax characteristics generated by our products, could impact product pricing and returns or require us to reduce our sales of these products or implement other actions that could be disruptive to our businesses.
Interruption in telecommunication, information technology and other operational systems, or a failure to maintain the security, confidentiality or privacy of sensitive data residing on such systems, could harm our business.
We depend heavily on our telecommunication, information technology and other operational systems and on the integrity and timeliness of data we use to run our businesses and service our customers. These systems may fail to operate properly or become disabled as a result of events or circumstances wholly or partly beyond our control. Further, we face the risk of operational and technology failures by others, including clearing agents, exchanges and other financial intermediaries and of vendors and parties to which we outsource the provision of services or business operations. If these parties do not perform as anticipated, we may experience operational difficulties, increased costs and other adverse effects on our business. These risks are heightened by our offering of increasingly complex products, such as those that feature automatic rebalancing or re-allocation strategies, and by our employment of complex investment, trading and hedging programs.
Despite our implementation of a variety of security measures, our information technology and other systems could be subject to physical or electronic break-ins, unauthorized tampering or other security breaches, resulting in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to customers, or in the misappropriation of our intellectual property or proprietary information. Many financial services institutions and companies engaged in data processing have reported security breaches and service disruptions related to their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disrupt or degrade service, sabotage systems or cause other damage, often through the introduction of computer viruses or malware, denial -of-service attacks and other means.

Despite our efforts to ensure the integrity of our systems, it is possible that we may not be able to anticipate or to implement effective preventive measures against all security breaches and disruptions of these types, especially because the techniques used change frequently or are not recognized until launched, and because cyber attacks can originate from a wide variety of sources, including third-parties outside of the Company such as persons who are involved with organized crime or who may be linked to terrorist organizations or hostile foreign governments, as well as external service providers. Those parties may also attempt to fraudulently induce employees, customers or other users of the Company’s systems to disclose sensitive information in order to gain access to our data or that of our customers or clients. In addition, while we have certain standards for all vendors that provide us services, our vendors, and in turn, their own service providers, may become subject to a security breach, including as a result of their failure to perform in accordance with contractual arrangements.
Security breaches or other technological failures may also result in regulatory inquiries, regulatory proceedings, regulatory and litigation costs, and reputational damage. We may incur reimbursement and other expenses, including the costs of litigation and litigation settlements and additional compliance costs. We may also incur considerable expenses in enhancing and upgrading computer systems and systems security following such a failure.
Interruption in telecommunication, information technology and other operational systems, or a failure to maintain the security, confidentiality or privacy of sensitive data residing on such systems, whether due to actions by us or others, could delay or disrupt our ability to do business and service our customers, harm our reputation, result in a violation of applicable privacy and other laws, subject us to substantial regulatory sanctions and other claims, lead to a loss of customers and revenues, or financial loss to our customers and otherwise adversely affect our business.
The occurrence of natural or man-made disasters could adversely affect our operations, results of operations and financial condition.
The occurrence of natural disasters, including hurricanes, floods, earthquakes, tsunamis, tornadoes, fires, explosions, pandemic disease and man-made disasters, including acts of terrorism and military actions, could adversely affect our operations, results of operations or financial condition, including in the following respects:
•Catastrophic loss of life due to natural or man-made disasters could cause us to pay benefits at higher levels and/or materially earlier than anticipated and could lead to unexpected changes in persistency rates.
•A man-made or natural disaster, such as an earthquake in Japan, could result in disruptions in our operations, losses in our investment portfolio or the failure of our counterparties to perform, or cause significant volatility in global financial markets.
•A terrorist attack affecting financial institutions in the U.S. or elsewhere could negatively impact the financial services industry in general and our business operations, investment portfolio and profitability in particular.
•Pandemic disease, such as those caused by the novel coronavirus ("COVID-19"), could have a severe adverse effect on, global, national and local economies, Prudential Financial’s business, the business of the Partnership, as well as the Partnership’s tenants. The potential impact of such a pandemic on Prudential Financial’s and the Partnership’s results of operations and financial position is variable, and would depend on numerous factors, including the effectiveness of vaccines and the rate of contagion, the regions of the world most affected and the effectiveness of treatment for the infected population. In addition to the potential consequences listed above, these same factors may cause prospective tenants of the Partnership to delay their leasing decisions or choose to lease less space.
The above risks are more pronounced in respect of geographic areas, including major metropolitan centers, where we have concentrations of customers, including under group and individual life insurance, concentrations of employees or significant operations, and in respect of countries and regions in which we operate subject to a greater potential threat of military action or conflict. Ultimate losses would depend on the rates of mortality and morbidity among various segments of the insured population, the collectability of reinsurance, the possible macroeconomic effects on our asset portfolio, the effect on lapses and surrenders of existing policies, as well as sales of new policies and other variables.
There can be no assurance that our business continuation plans and insurance coverages would be effective in mitigating any negative effects on our operations or profitability in the event of a terrorist attack or other disaster.
Finally, climate change may increase the frequency and severity of weather related disasters and pandemics. In addition, climate change regulation may affect the prospects of companies and other entities whose securities we hold, or our willingness to continue to hold their securities. It may also impact other counterparties, including reinsurers, and affect the value of investments, including real estate investments we hold or manage for others. We cannot predict the long-term impacts on us from climate change or related regulation.

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Pruco Life of New Jersey Variable Contract Real Property Account (“Real Property Account”) was closed to new investment on February 22, 2021. Owners of the contracts may have held participating account value in the Real Property Account during the reporting period. Contract values varied with the performance of the Real Property Account’s investments through the Partnership. Participating interests in the Real Property Account are not traded in any public market; therefore, a discussion of market information is not relevant.
As of December 31, 2021, 1,310 contract owners of record held investments in the Real Property Account.
On March 31, 2021, the Company, after obtaining regulatory approvals, filed with the Securities and Exchange Commission ("SEC") their notice of liquidation to liquidate the Real Property Account, and along with Pruco Life Insurance Company and The Prudential Insurance Company of America to liquidate the Partnership on February 22, 2022 (the "liquidation date"). Preexisting automatic program instructions continued to allocate to the Real Property Account until April 26, 2021. From this date to the liquidation date, any allocation to the Real Property Account automatically redirected to the AST Cohen & Steers Realty Portfolio. Contract owners were given the option to voluntarily re-allocate to an available investment option other than the AST Cohen & Steers Realty Portfolio.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Recent developments
Effective February 22, 2021, the Real Property Account closed to new investments. On March 31, 2021, the Company, after obtaining regulatory approvals, filed with the SEC their notice of liquidation to liquidate the Real Property Account, and along with Pruco Life Insurance Company and The Prudential Insurance Company of America to liquidate the Partnership on February 22, 2022.
The following discussion and analysis of the liquidity and capital resources and results of operations of the Partnership should be read in conjunction with the audited financial statements of the Real Property Account and the audited consolidated financial statements of the Partnership and the related Notes included in this filing.
(a) Liquidity and Capital Resources
As of December 31, 2021, the Partnership’s net assets in liquidation consisted of the last remaining asset, a storage property in Miami, FL which is being held at a liquidation value of $26.0 million. Cash and cash equivalents as well as Other Assets consisted of proceeds from the sale of 9 properties: the retail properties in Hampton, VA, Westminster, MD, Roswell, GA, and Norcross, GA along with the apartment properties in Charlotte, NC, Seattle, WA #1 and #2, Maplewood, NJ, and Chicago, IL. The proceeds from these sales and cash at the property level totals $178.1 million. The $204.1 million in total assets is partially offset by $1.9 million in liabilities for remaining potential expenses.
(b) Results of Operations
In light of the adoption of Liquidation Basis of Accounting as of April 1, 2021, the results of operations for the current period are not comparable to the prior year periods. Due to the adoption of the Plan of Dissolution, we no longer consider this to be a key performance measure.
Net investment income overview
The Partnership’s net investment income attributable to the General Partners’ controlling interest for the year ended December 31, 2020 was approximately $4.9 million, a decrease of approximately $1.2 million from the prior year. The decrease in net investment income attributable to the General Partners’ controlling interest was primarily due to a decrease of $0.9 million in the retail sector’s net investment income from the prior year, and a $0.3 million increase in other expenses from prior year.
Valuation overview
The Partnership recorded net recognized and unrealized losses attributable to the General Partners’ controlling interest of approximately $34.5 million for the year ended December 31, 2020, an increase in net recognized and unrealized losses of $34.5 million from the prior year. The increase in net recognized and unrealized losses is primarily due to the increase in recognized losses on retail properties of $15.6 million from prior year, higher valuation decreases in the retail sector of $9.6 million from the prior year, higher net valuation decreases in the apartment sector of $6.2 million from the prior year, higher net valuation decreases in the storage sector of $5.7 million from prior year, partially offset by a higher recognized gain in the apartment sector of $2.6 million from the prior year.
The following table presents a comparison of the Partnership’s sources of net investment income (loss) attributable to the General Partners’ controlling interest and net recognized and unrealized gains (losses) attributable to the General Partners’ controlling interest for the years ended December 31, 2020 and 2019.

	Year Ended December 31,
	2020	2019
Net Investment Income (Loss):
Apartment properties	$3,610,676	$3,689,679
Retail properties	4,855,425	5,790,969
Storage properties	463,904	364,049
Other (including interest income, investment management fees, etc.)	(4,039,976)	(3,760,645)
Total Net Investment Income	$4,890,029	$6,084,052
Net Recognized Gain (Loss) on Real Estate Investments:
Apartments properties	2,579,162	—
Retail properties	(15,553,066)	—
Net Recognized Gain (Loss) on Real Estate Investments	$(12,973,904)	$—
Net Unrealized Appreciation (Depreciation) on Real Estate Investments:
Apartment properties	$(1,543,551)	$4,631,844
Retail properties	(16,791,627)	(7,142,597)
Storage properties	(3,210,810)	2,484,692
Net Unrealized Appreciation (Depreciation) on Real Estate Investments	(21,545,988)	(26,061)
Net Recognized and Unrealized Gain (Loss) on Real Estate Investments	$(34,519,892)	$(26,061)
Increase/(Decrease) in Net Assets	$(29,629,863)	$6,057,991
APARTMENT PROPERTIES

Year Ended December 31,	Net Investment Income/(Loss) 2020	Net Investment Income/(Loss) 2019	Recognized/Unrealized Gain/(Loss) 2020	Recognized/Unrealized Gain/(Loss) 2019	Occupancy 2020	Occupancy 2019
Property
Austin, TX	$1,218,010	$1,093,741	$2,579,162	$1,777,139	SOLD	93%
Charlotte, NC	375,846	466,899	2,915,556	116,486	91%	94%
Seattle, WA #1	584,424	736,655	(235,584)	1,153,571	90%	95%
Seattle, WA #2	1,074,208	1,051,121	(139,453)	670,869	88%	98%
Maplewood, NJ	314,637	353,097	(3,710,674)	(121,519)	78%	88%
Chicago, IL (1)	43,551	(11,834)	(373,396)	1,035,298	88%	53%
	$3,610,676	$3,689,679	$1,035,611	$4,631,844

(1) Increase in YOY Occupancy % due to the asset completing development and now in lease up
Net investment income/(loss)
Net investment income attributable to the General Partners’ controlling interest for the Partnership’s apartment properties was approximately $3.6 million for the year ended December 31, 2020, which represents a decrease of approximately $0.1 million from the prior year.
Recognized and unrealized gain/(loss)
The apartment properties owned by the Partnership produced a net recognized and unrealized gain attributable to the General Partners’ controlling interest of approximately $1.0 million for the year ended December 31, 2020 compared with a net unrealized gain attributable to the General Partners’ controlling interest of approximately $4.6 million from the prior year. The net recognized and unrealized gain attributable to the General Partners’ controlling interest for the year ended December 31, 2020 was primarily due to attractive pricing on the sales of the Austin, TX property in December 2020 and the Charlotte, NC property (sold in January 2021) due to strong growth prospects in these markets and attractive debt availability. Partially offsetting these recognized gains were unrealized losses at the Maplewood, NJ property, as rents and vacancy have been impacted by COVID-19.

RETAIL PROPERTIES

Year Ended December 31,	Net Investment Income/(Loss) 2020	Net Investment Income/(Loss) 2019	Recognized/Unrealized Gain/(Loss) 2020	Recognized/Unrealized Gain/(Loss) 2019	Occupancy 2020	Occupancy 2019
Property
Hampton, VA	$445,355	$661,351	$(7,544,662)	$(2,742,444)	50%	48%
Ocean City, MD	951,866	1,173,021	(15,317,619)	(470,956)	SOLD	96%
Westminster, MD	1,375,069	1,358,662	(4,100,240)	(3,502,311)	96%	96%
Roswell, GA	1,312,676	1,274,214	(646,725)	48,423	100%	100%
North Fort Myers, FL	5,400	529,405	(235,447)	(1,231,530)	SOLD	88%
Norcross, GA	765,059	794,316	(4,500,000)	756,221	100%	100%
	$4,855,425	$5,790,969	$(32,344,693)	$(7,142,597)

Net investment income/(loss)
Net investment income attributable to the General Partners’ controlling interest for the Partnership’s retail properties was approximately $4.9 million for the year ended December 31, 2020, which represents a decrease of approximately $0.9 million from the prior year. Approximately $0.5 million of the decrease is due to the sale of the North Fort Meyers, FL property in the first quarter of 2020, as well as lower rental revenues at the Hampton, VA and Ocean City, MD properties due to vacancies and store closings due to the COVID-19 pandemic
Recognized and unrealized gain/(loss)
The retail properties owned by the Partnership produced a net recognized and unrealized loss attributable to the General Partners’ controlling interest of approximately $32.3 million for the year ended December 31, 2020, compared with a net unrealized loss attributable to the General Partners’ controlling interest of approximately $7.1 million from the prior year. The net recognized and unrealized loss attributable to the General Partners’ controlling interest for the year ended December 31, 2020 was most notable at the Ocean City, MD property, as elevated rollover and credit concerns increased the perceived risk of the asset, which was sold in December 2020. In addition, the Hampton, VA, Norcross, GA and Westminster, MD properties, experienced valuation decreases as the sector struggled with the perceived risk from the COVID-19 challenges.
STORAGE PROPERTIES

	Net Investment Income/(Loss) 2020	Net Investment Income/(Loss) 2019	Recognized/Unrealized Gain/(Loss) 2020	Recognized/Unrealized Gain/(Loss) 2019	Occupancy 2020	Occupancy 2019
Property
Miami, FL	$463,904	$364,049	$(3,210,810)	$2,484,692	91%	94%
Net investment income/(loss)
Net investment income attributable to the General Partners’ controlling interest related to the Partnership’s storage property was $0.5 million for the year ended December 31, 2020, compared to $0.4 million for the year ended December 31, 2019. This property was acquired vacant in August 2017 and has been in lease-up since that time.

Recognized and Unrealized gain/(loss)
The storage property owned by the Partnership produced a net unrealized loss attributable to the General Partners’ controlling interest of approximately $3.2 million for the year ended December 31, 2020, compared to a net unrealized gain of $2.5 million for the year ended December 31, 2019. This property experienced a valuation decline largely due to additional supply impacting rental rates.
Other
Other net investment expense mainly includes investment management fees, other portfolio level expenses and interest income. Other net investment expense attributable to the General Partners’ controlling interest was approximately $4.04 million for the year ended December 31, 2020, which represents an increase of approximately $0.3 million from the prior year. The increase in other net investment expense is primarily due to a decrease of $0.3 million in interest income.

Critical Accounting Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the application of accounting policies that often involve a significant degree of judgment. Management reviews critical estimates and assumptions on an ongoing basis. If management determines, as a result of its consideration of facts and circumstances, that modifications in assumptions and estimates are appropriate, results of operations and financial position as reported in the audited financial statements of the Real Property Account and the consolidated financial statements of the Partnership may change significantly.
The following sections discuss the critical accounting policies applied in preparing the financial statements of the Real Property Account and the consolidated financial statements of the Partnership that are most dependent on the application of estimates and assumptions.
Valuation of Investments
Under the liquidation basis of accounting, the Partnership accrues costs and income that it expects to incur and earn through the completion of its liquidation, including the estimated amount of cash the Partnership expects to collect through the disposal of its assets and the estimated costs to dispose of its assets, to the extent it has a reasonable basis for estimation. These amounts are classified as a liability for estimated costs in excess of estimated receipts during liquidation on the Consolidated Statement of Net Assets in Liquidation.

The liquidation values of the Company’s investments in real estate are presented on an undiscounted basis. Subsequent to April 1, 2021, all changes in the estimated liquidation value of the investments in real estate are reflected as a change to the Partnership’s net assets in liquidation. As of December 31, 2021, the Partnership estimated the liquidation value of its investments in real estate based on an internal valuation methodology using the sales comparison approach.

Under the Going Concern Basis, real estate investments are carried at fair value. Properties owned are initially recorded at the purchase price plus closing costs. Development costs and major renovations are capitalized as a component of cost, and routine maintenance and repairs are charged to expense as incurred. Real estate costs include the cost of acquired property, including all the tangible and intangible assets. Tangible assets include the value of all land, building and tenant improvements at the time of acquisition. Intangible assets include the value of any above and below market leases, in-place leases, and tenant relationships at the time of acquisition.
In general, fair value estimates are based upon property appraisal reports prepared by independent real estate appraisers (members of the Appraisal Institute or an equivalent organization) within a reasonable amount of time following acquisition of the real estate and no less frequently than annually thereafter. The Chief Real Estate Appraiser of PGIM, Inc. (“PGIM”) is responsible for assuring that the valuation process provides independent and reasonable property fair value estimates. PGIM is an indirectly owned subsidiary of Prudential Financial. An unaffiliated third party has been appointed by PGIM to assist the Chief Real Estate Appraiser in maintaining and monitoring the independence and the accuracy of the appraisal process. The fair value of real estate investments does not reflect the transaction sale costs, which may be incurred upon disposition of the real estate investments.
The purpose of an appraisal is to estimate the fair value of real estate as of a specific date. In accordance with FASB authoritative guidance on fair value measurements and disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The estimate of fair value is based on the conventional approaches to value, all of which require the exercise of subjective judgment. The three approaches are: (1) current cost of reproducing the real estate less deterioration and functional and economic obsolescence; (2) discounting a series of income streams and reversion at a specific yield or by directly capitalizing a single year income estimate by an appropriate factor; and (3) value indicated by recent sales of comparable real estate in the market. Key inputs and assumptions include rental income and expense amounts, related rental income and expense growth rates, discount rates and capitalization rates. In the reconciliation of these three approaches, the independent appraiser uses one or a combination of them to determine the approximate value for the type of real estate in the market.
Other Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements of the Real Property Account and the consolidated financial statements of the Partnership and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property Markets
Storage: Occupancy and rent levels are improving rapidly, boosting growth in income. The outlook for the sector remains positive, due to the strong housing market and robust consumption, and construction activity continues to ease. The nature of storage with its very low expenses and high payout ratio further support investment performance in a rising cost environment.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
None.

Directors, Executive Officers and Corporate Governance

ROBERT E. BOYLE, Director, Vice President, Chief Accounting Officer, and Chief Financial Officer (December 2021- Present) – Robert has held the title of Vice President - Finance at Prudential since February 1998. Prior to joining Prudential, he served as Corporate Controller, Atlas Copco N.A. from June of 1996 to February of 1998 and Senior Manager, Deloitte & Touche from October 1987 to June 1996. Age 56.

CAROLINE A. FEENEY, Director (November2017 – Present) – CEO of US Insurance and Retirement Business since January 2021. Previously, she served as the Chief Executive Officer, Individual Solutions Group for Prudential Financial from January 2021 to June 2018, which comprises Prudential Annuities, Prudential Individual Life Insurance and Prudential Advisors. Previously, she served as President, Prudential Individual Life Insurance and Prudential Advisors for Prudential Financial from November 2017 to May 2018; and President, Prudential Advisors for Prudential Financial from September 2012 to October 2017. Age 52.

SALENE HITCHCOCK-GEAR, Director (July 2018- Present) – President, Prudential Individual Life Insurance for Prudential Financial since June 2018, which includes Prudential Advisors. Previously, she served as Vice President and Chief Operating Officer, Prudential Advisors for Prudential Financial from May 2017 to June 2018. Prior to joining Prudential, Ms. Hitchcock-Gear served as President and Chief Executive Officer for Ameritas Investment Corp. from February 2003 to May 2017. Age 58.

MARKUS COOMBS, Director and Vice President (February 2020 – Present) – Vice President, Finance at Prudential Financial since February 2020. Previously, he served as head of Prudential's Insurance Risk Management & Model Risk Management functions within Enterprise Risk Management from January 2016 to February 2020. Prior to joining Prudential in 2016, Markus served as head of Life Actuarial Practices, Controls, and Value of New Business at AIG from February 2013 to January 2016. Before joining AIG, Markus held several roles at AXA Equitable, including head of Economic Value from December 2011 to February 2013, and head of Product Risk Management from June 2009 to December 2011. Prior to those roles, Markus held Life Insurance Pricing and Product Development positions with AXA and HSBC within the U.S. and in the U.K. from June 1997 to June 2009. Age 45.

NANDINI MONGIA, Director and Treasurer (December 2018- Present) – Senior Vice President and Treasurer for Prudential Financial since December 2018. Previously she served as Vice President and Chief Financial Officer, Prudential Retirement for Prudential Financial from January 2017 to December 2018. Prior to joining Prudential, she served as Managing Director for Credit Suisse from August 2011 to December 2016. Age 48.

DYLAN J. TYSON, Director, Chief Executive Officer, and President (December 2019 – Present) – President, Prudential Annuities for Prudential Financial since December 2019. Previously, he served as President and Chief Executive Officer, Insurance for The Prudential Life Insurance of Korea from September 2017 to November 2019; and Chief Strategy Officer, Insurance for The Prudential Life Insurance of Korea from April 2015 to September 2017. Age 49.

CANDACE J. WOODS, Director (November 2017 – Present) – Senior Vice President and Chief Actuary for Prudential Financial since November 2017. Previously, she served as Vice President and Chief Actuary, the Center of Excellence for Prudential Financial from July 2017 to November 2017; and Vice President and International Chief Actuary, Prudential International Insurance for Prudential Financial from June 2013 to June 2017. Age 61.

EXECUTIVE OFFICERS

LYNN K. STONE, Chief Legal Officer, Secretary and Vice President (February 2015 - Present) – Chief Legal Officer, Individual Solutions Group and Prudential Annuities for Prudential Financial since January 2018 and October 2019, respectively. Previously, she served as Chief Legal Officer, Prudential Individual Life Insurance for Prudential Financial from March 2017 to January 2020; Chief Legal Officer, Prudential Annuities for Prudential Financial from February 2015 to March 2017; and Chief Counsel, Prudential Individual Life Insurance and Annuity Operations and Prudential Reinsurance for Prudential Financial from December 2013 to January 2015. Age 63.

TODD BRYDEN, Chief Actuary and Senior Vice President (April 2020- Present) – Todd has held the title of Vice President and Actuary since April 2007 at Prudential. He has held several positions with this title, including Life Chief Actuary since January 2019, Annuity Pricing Lead from January 2014 to December 2018, Retirement Income Chief Actuary from July 2010 to December 2013, and Retirement Expense Lead from April 2007 to June 2010. Previously, he held the title of Director, Actuary where he served as the BFO Tax Exempt Segment of Retirement at Prudential from March 2005 until March 2007. Age 46.

The business address of all directors and officers of Pruco Life of New Jersey is 213 Washington Street, Newark, New Jersey 07102-2992. Pruco Life of New Jersey directors and officers are elected annually.

Code of Ethics
We have adopted Prudential Financial’s code of business conduct and ethics, known as “Making the Right Choices,” which applies to our Chief Executive Officer, Chief Financial Officer and our Principal Accounting Officer, as well as to our directors and all other employees. Making the Right Choices is posted on Prudential Financial’s website at www.investor.prudential.com.
In addition, we have adopted Prudential Financial’s Corporate Governance Guidelines, which we refer to herein as the “Corporate Governance Principles and Practices.” Prudential Financial’s Corporate Governance Principles and Practices are available free of charge at www.investor.prudential.com.
Executive Compensation
The Real Property Account does not pay any fees, compensation or reimbursement to any Director or Officer of the Registrant.
Certain Relationships and Related Transactions, and Director Independence
See Related Party Transactions in Note 10 of Notes to the Consolidated Financial Statements of the Partnership.
The Registrant is a separate investment account of Pruco Life Insurance Company of New Jersey, which is a wholly-owned subsidiary of Pruco Life Insurance Company ("Pruco Life"). Pruco Life is a wholly owned subsidiary of The Prudential Insurance Company of America ("Prudential"), which is a wholly-owned subsidiary of Prudential Financial. All Directors and Executive Officers of the Registrant are employees and officers of Prudential.
Principal Accounting Fees and Services
The Audit Committee of the Board of Directors of Prudential Financial has appointed PricewaterhouseCoopers, LLP as the independent registered public accounting firm of Prudential Financial and certain of its domestic and international subsidiaries, including the Registrant. The Audit Committee has established a policy requiring its pre-approval of all audit and permissible non-audit services provided by the independent auditor. Fees related to such services are hereby incorporated by reference to the section entitled Item 2 - Ratification of the Appointment of Independent Auditors in Prudential Financial's definitive proxy statement for the Annual Meeting of Shareholders to be held on May 10, 2022, to be filed by Prudential Financial with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2021.

Financial Statements and Supplementary Data

Other
101.INS -XBRL    Instance Document.
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101.CAL -XBRL    Taxonomy Extension Calculation Linkbase Document.
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101.PRE -XBRL    Taxonomy Extension Presentation Linkbase Document.
101.DEF -XBRL    Taxonomy Extension Definition Linkbase Document.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Pruco Life Insurance Company of New Jersey
and the Contract Owners of
Pruco Life of New Jersey Variable Contract Real Property Account

Opinion on the Financial Statements

We have audited the accompanying statement of net assets of Pruco Life of New Jersey Variable Contract Real Property Account (the "Account") as of December 31, 2020, and the related statements of operations and of changes in net assets for each of the two years in the period ended December 31, 2020 and for the period from January 1, 2021 to March 31, 2021, and audited the statement of net assets in liquidation as of December 31, 2021, and the related statement changes in net assets in liquidation for the period from April 1, 2021 to December 31, 2021, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Account as of December 31, 2020, and the results of its operations and changes in its net assets for each of the two years in the period ended December 31, 2020 and for the period from January 1, 2021 to March 31, 2021, its net assets in liquidation as of December 31, 2021 and the changes in its net assets in liquidation for the period from April 1, 2021 to December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis of Accounting

As discussed in Notes 1 and 2 to the financial statements, on March 31, 2021, Pruco Life Insurance Company of New Jersey filed with the SEC their notice of liquidation to liquidate the Account, and, along with Pruco Life Insurance Company and The Prudential Insurance Company of America, to liquidate the Prudential Variable Contract Real Property Partnership. The Account determined liquidation is imminent. As a result, the Account changed its basis of accounting on April 1, 2021 from the going concern basis to a liquidation basis.

Basis for Opinion

These financial statements are the responsibility of the Pruco Life Insurance Company of New Jersey’s management. Our responsibility is to express an opinion on the Account’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the going concern basis and liquidation basis financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. We determined there are no critical audit matters.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 31, 2022

We have served as the Account’s auditor since 1996.

FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT

STATEMENT OF NET ASSETS IN LIQUIDATION (Liquidation Basis)

December 31, 2021
ASSETS
Investment in The Prudential Variable Contract Real Property Partnership, at net realizable value	$9,103,374
Net Assets in Liquidation	$9,103,374

NET ASSETS IN LIQUIDATION, representing:
Equity of contract owners	$5,046,093
Equity of Pruco Life Insurance Company of New Jersey	4,057,281
$9,103,374

Portfolio shares held	194,857
Portfolio net asset value per share	$46.72
Contract owner units outstanding	1,319,829

STATEMENT OF NET ASSETS (Going Concern Basis)

December 31, 2020
ASSETS
Investment in The Prudential Variable Contract Real Property Partnership	$8,796,142
Net Assets	$8,796,142

NET ASSETS, representing:
Equity of contract owners	$5,527,399
Equity of Pruco Life Insurance Company of New Jersey	3,268,743
$8,796,142

Portfolio shares held	194,857
Portfolio net asset value per share	$45.14
Contract owner units outstanding	1,486,174
The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT
STATEMENTS OF OPERATIONS (Going Concern Basis)

	Period Ended March 31,	Years Ended December 31,
	2021	2020	2019
INVESTMENT INCOME
Net investment income allocated from The Prudential Variable Contract Real Property Partnership	$36,892	$220,141	$273,893
EXPENSES
Charges for mortality and expense risk, and for administration	(7,642)	(35,099)	(38,629)
NET INVESTMENT INCOME	29,250	185,042	235,264
NET RECOGNIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net unrealized appreciation (depreciation) on investments allocated from The Prudential Variable Contract Real Property Partnership	(86,266)	(969,960)	(1,173)
Net recognized gain (loss) on investments allocated from The Prudential Variable Contract Real Property Partnership	19,102	(584,062)	—
NET GAIN (LOSS) ON INVESTMENTS	(67,164)	(1,554,022)	(1,173)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(37,914)	$(1,368,980)	$234,091
The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT
STATEMENT OF CHANGES IN NET ASSETS IN LIQUIDATION (Liquidation Basis)

For the period from April 1, 2021 to December 31, 2021
NET ASSETS IN LIQUIDATION, beginning of period (see Note 2)	$8,420,156
CHANGES IN NET ASSETS IN LIQUIDATION:
Change in net realizable value of the investment in The Prudential Variable Contract Real Property Partnership	683,218
Net contributions (withdrawals) by contract owners	(494,172)
Net contributions (withdrawals) by Pruco Life Insurance Company of New Jersey	494,172
CHANGES IN NET ASSETS IN LIQUIDATION	683,218
NET ASSETS IN LIQUIDATION, end of period	$9,103,374

STATEMENTS OF CHANGES IN NET ASSETS (Going Concern Basis)

	Period Ended March 31,	Years Ended December 31,
	2021	2020	2019
OPERATIONS
Net investment income	$29,250	$185,042	$235,264
Net unrealized appreciation (depreciation) on investments allocated from The Prudential Variable Contract Real Property Partnership	(86,266)	(969,960)	(1,173)
Net recognized gain (loss) on investments allocated from The Prudential Variable Contract Real Property Partnership	19,102	(584,062)	—
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(37,914)	(1,368,980)	234,091
CAPITAL TRANSACTIONS
Net contributions (withdrawals) by contract owners	(107,581)	(290,338)	(284,247)
Net contributions (withdrawals) by Pruco Life Insurance Company of New Jersey	115,223	325,436	322,876
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CAPITAL TRANSACTIONS	7,642	35,098	38,629
TOTAL INCREASE (DECREASE) IN NET ASSETS	(30,272)	(1,333,882)	272,720
NET ASSETS
Beginning of year	8,796,142	10,130,024	9,857,304
End of year	$8,765,870	$8,796,142	$10,130,024

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2021

Note 1: General
Pruco Life of New Jersey Variable Contract Real Property Account (the “Real Property Account” or the “Registrant”) was established on October 30, 1987 by resolution of the Board of Directors of Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey” or the “Company”), as a separate investment account pursuant to New Jersey law and is registered with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended. Pruco Life of New Jersey is a wholly-owned subsidiary of Pruco Life Insurance Company ("Pruco Life"). Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential”), which is a wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”). The assets of the Real Property Account are segregated from Pruco Life of New Jersey’s other assets. The Real Property Account is used to fund benefits under certain variable life insurance and variable annuity contracts issued by Pruco Life of New Jersey. These products are Variable Appreciable Life (“VAL”), Variable Life Insurance (“VLI”), Discovery Plus (“SPVA”), and Discovery Life Plus (“SPVL”).
The assets of the Real Property Account are invested in The Prudential Variable Contract Real Property Partnership (the “Partnership”). The Partnership is the investment vehicle for assets allocated to the real estate investment option under certain variable life insurance and variable annuity contracts. The Real Property Account, along with Pruco Life Variable Contract Real Property Account and The Prudential Variable Contract Real Property Account, are the sole investors in the Partnership. The General Partners of the Partnership are Pruco Life of New Jersey, Pruco Life, and Prudential. These financial statements should be read in conjunction with the accompanying audited consolidated financial statements of the Partnership.
The Partnership has a policy of investing at least 65% of its assets in direct ownership interests in income-producing real estate and participating mortgage loans.
COVID-19 - Since the first quarter of 2020, the novel coronavirus (“COVID-19”) has resulted in extreme stress and disruption in the global economy and financial markets. While the markets have rebounded, the pandemic has adversely impacted, and may continue to adversely impact, the financial performance of the Partnership in which the Real Property Account invests. Due to the highly uncertain nature of these conditions, it is not possible to estimate the ultimate impacts at this time.
Plan of Liquidation of Real Property Account
Effective February 22, 2021, the Real Property Account closed to new investments. On March 31, 2021, Pruco Life of New Jersey, after obtaining regulatory approvals, filed with the SEC their notice of liquidation to liquidate the Real Property Account, and along with Pruco Life and Prudential to liquidate the Partnership on February 22, 2022 (the “liquidation date”). This filing with the SEC is considered Post-Effective Amendment to Form S-1 filing. Any contract owner allocation to the Real Property Account as of the liquidation date was transferred to the AST Cohen & Steers Realty Portfolio. Contract owners were given the option to voluntarily re-allocate to an available investment option other than the AST Cohen & Steers Realty Portfolio.

Note 2: Summary of Significant Accounting Policies
A.    Basis of Accounting
The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of
America (“U.S. GAAP”).
Liquidation Basis of Accounting
As a result of the filing of the Plan of Liquidation by Pruco Life of New Jersey, it was determined that liquidation was imminent and the Real Property Account’s basis of accounting transitioned effective April 1, 2021 from the going concern basis of accounting (“Going Concern Basis) to liquidation basis of accounting (“Liquidation Basis of Accounting”) in accordance with U.S. GAAP. Liquidation Basis of Accounting requires the Real Property Account’s assets to be measured at the estimated amounts of consideration the Real Property Account expects to collect in settling or disposing of its assets, and liabilities are to be measured at the estimated amounts at which the liabilities are expected to be settled. Actual costs and income, such as charges for mortality and expense risk and administrative expenses, may differ from amounts reflected in the financial statements because of the inherent uncertainty in estimating future events. Charges for mortality and expense risk and administrative expenses are used by Pruco Life of New Jersey to purchase additional investments in its account resulting in no impact to its net assets.
Upon the adoption of the Liquidation Basis of Accounting, the Partnership recorded adjustments to its net assets in liquidation related to the General Partners’ Controlling Interest, effective April 1, 2021, in the amount of $(7,679,447). These adjustments are allocated to the Real Property Account based on its proportionate interest in the Partnership and are reflected in the Real Property Account’s net assets in liquidation as of April 1, 2021.

NOTES TO THE FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2021

Note 2: Summary of Significant Accounting Policies (continued)
Going Concern Basis
All financial results and disclosures through March 31, 2021, prior to adopting the Liquidation Basis of Accounting, are presented based on a Going Concern Basis, which contemplates the realization of assets and liabilities in the normal course of business.
The Real Property Account has evaluated subsequent events through the date these financial statements were issued, and no other adjustment or disclosure is required in the financial statements.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures at the date of the financial statements and the reported amounts of increases and decreases in net assets resulting from operations during the reporting period. Actual results could differ from those estimates. The most significant estimates relate to the valuation of the investment in the Partnership. Fair value is used to approximate the net realizable value of the investment in the Partnership at liquidation basis of accounting. See Note 9 for more information.
B.    Investment in Partnership Interest
The investment in the Partnership is based on the Real Property Account’s proportionate interest of the Partnership’s fair value. At both December 31, 2021 and 2020, the Real Property Account’s share of the general partners' controlling interest of the Partnership was 4.5% or 194,857 shares.
C.    Income Recognition
Liquidation Basis of Accounting
Under the Liquidation Basis of Accounting, the Real Property Account has accrued all revenue and expenses that it expects to incur through the completion of its liquidation to the extent it has a reasonable basis of estimation. Subsequent to April 1, 2021, the Real Property Account’s estimated revenue and expenses did not differ from the actual results.
Going Concern Basis
Net investment income or loss and recognized gains and losses are allocated based upon the average daily net assets for the investment in the Partnership. Amounts are based on the Real Property Account’s proportionate interest in the Partnership. All changes in fair value are recorded as net change in unrealized appreciation (depreciation) on investments in the Statements of Operations.
D.    Equity of Pruco Life Insurance Company of New Jersey
Pruco Life of New Jersey maintains a position in the Real Property Account for liquidity purposes, including unit purchases and redemptions, Partnership share transactions, and expense processing. The position does not affect contract owners’ accounts or the related unit values.
There were no cash transactions at the Real Property Account level for the years ended December 31, 2021, 2020, and 2019 as all of the transactions are settled by Pruco Life of New Jersey on behalf of the Real Property Account through a redemption or an issuance of units. Therefore, no statement of cash flows is presented for the years ended December 31, 2021, 2020, and 2019.

Note 3: Taxes
Pruco Life of New Jersey is taxed as a “life insurance company”, as defined by the Internal Revenue Code. The results of operations of the Real Property Account form a part of Prudential Financial’s consolidated federal tax return. Under current federal, state and local law, no federal, state or local income taxes are payable by the Real Property Account. As such, no provision for the tax liability has been recorded in these financial statements. Prudential management will review periodically the status of the policy in the event of changes in the tax law.

Note 4: Net Contributions (Withdrawals) by Contract Owners
Net contributions (withdrawals) by contract owners for the Real Property Account by product for the period from April 1, 2021 to December 31, 2021, for the period ended March 31, 2021, and for the years ended December 31, 2020 and 2019 were as follows:

NOTES TO THE FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2021

For the period from April 1, 2021 to December 31, 2021	VAL	VLI	SPVA	SPVL	TOTAL
Contract owner net payments	$16,732	$2,246	$—	$—	$18,978
Policy loans	(28,869)	(6,691)	—	—	(35,560)
Policy loan repayments and interest	18,569	506	—	—	19,075
Surrenders, withdrawals and death benefits	(78,125)	(24,226)	—	—	(102,351)
Net transfers from/(to) other subaccounts or fixed rate option	(243,575)	(33,781)	—	—	(277,356)
Miscellaneous transactions	839	247	—	—	1,086
Administrative and other charges	(103,518)	(14,492)	—	(34)	(118,044)
	$(417,947)	$(76,191)	$—	$(34)	$(494,172)

For the period ended March 31, 2021	VAL	VLI	SPVA	SPVL	TOTAL
Contract owner net payments	$38,231	$4,199	$—	$—	$42,430
Policy loans	(3,611)	(694)	—	—	(4,305)
Policy loan repayments and interest	9,327	1,033	—	—	10,360
Surrenders, withdrawals and death benefits	(55,492)	(3,051)	—	—	(58,543)
Net transfers from/(to) other subaccounts or fixed rate option	(48,700)	(16,057)	—	—	(64,757)
Miscellaneous transactions	1,128	368	—	—	1,496
Administrative and other charges	(29,091)	(5,159)	—	(12)	(34,262)
	$(88,209)	$(19,361)	$—	$(12)	$(107,581)

December 31, 2020	VAL	VLI	SPVA	SPVL	TOTAL
Contract owner net payments	$202,296	$24,424	$—	$—	$226,720
Policy loans	(54,789)	(5,221)	—	—	(60,010)
Policy loan repayments and interest	115,177	5,394	—	—	120,571
Surrenders, withdrawals and death benefits	(277,284)	(71,484)	—	—	(348,768)
Net transfers from/(to) other subaccounts or fixed rate option	(56,157)	(4,703)	—	(6,355)	(67,215)
Miscellaneous transactions	2,372	1,273	—	(2)	3,643
Administrative and other charges	(138,896)	(25,932)	—	(451)	(165,279)
	$(207,281)	$(76,249)	$—	$(6,808)	$(290,338)

December 31, 2019	VAL	VLI	SPVA	SPVL	TOTAL
Contract owner net payments	$177,039	$27,081	$—	$—	$204,120
Policy loans	(74,651)	(6,966)	—	—	(81,617)
Policy loan repayments and interest	216,440	8,051	—	—	224,491
Surrenders, withdrawals and death benefits	(333,384)	(28,366)	—	(15,621)	(377,371)
Net transfers from/(to) other subaccounts or fixed rate option	(32,272)	(42,322)	—	—	(74,594)
Miscellaneous transactions	(161)	(27)	—	45	(143)
Administrative and other charges	(148,456)	(29,926)	—	(751)	(179,133)
	$(195,445)	$(72,475)	$—	$(16,327)	$(284,247)

NOTES TO THE FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2021

Note 5: Partnership Distributions
For the years ended December 31, 2021, 2020, and 2019, the Partnership made no distributions.
For the years ended December 31, 2021, 2020, and 2019, there were no purchases of the Partnership by the Real Property Account.
Note 6: Unit Activity
The changes in contract owner units outstanding for the Real Property Account by product for the period from April 1, 2021 to December 31, 2021, for the period ended March 31, 2021, and for the years ended December 31, 2020 and 2019 were as follows:

For the period from April 1, 2021 to December 31, 2021	VAL	VLI	SPVA	SPVL	TOTAL
Units issued	1,823	328	—	—	2,151
Units redeemed	(119,555)	(19,896)	—	(12)	(139,463)

For the period ended March 31, 2021	VAL	VLI	SPVA	SPVL	TOTAL
Units issued	4,600	314	—	—	4,914
Units redeemed	(28,798)	(5,146)	—	(4)	(33,948)

December 31, 2020	VAL	VLI	SPVA	SPVL	TOTAL
Units issued	24,848	3,668	—	—	28,516
Units redeemed	(76,713)	(21,347)	—	(2,130)	(100,190)

December 31, 2019	VAL	VLI	SPVA	SPVL	TOTAL
Units issued	19,689	2,939	—	—	22,628
Units redeemed	(65,897)	(18,737)	—	(4,756)	(89,390)

Note 7: Financial Highlights
Pruco Life of New Jersey sells a number of variable annuity and variable life insurance products. These products have unique combinations of features and fees that are charged against the contract owner’s account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.
Liquidation Basis of Accounting
The Real Property Account’s management determined that presentation of financial highlights is not relevant and useful in understanding the liquidation basis financial statements. As a result, the Real Property Account elected to exclude the presentation of financial highlights for the period April 1, 2021 to December 31, 2021.
Going Concern Basis
In the table below, the contract owner units and net assets, the investment income ratio and the ranges of lowest to highest unit values, expense ratios and total returns are presented for the products offered by Pruco Life of New Jersey and funded through the Real Property Account. Only product designs within the Real Property Account that had contract owner units outstanding during the respective periods were considered when determining the ranges, which exclude Pruco Life of New Jersey’s position in the Real Property Account.
The table may not reflect the minimum and maximum contract charges as contract owners may not have selected all available and applicable products offered by Pruco Life of New Jersey as disclosed in Note 1.

NOTES TO THE FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2021

Note 7: Financial Highlights (continued)

	Units (000’s)	Unit Value Lowest — Highest			Net Assets (000’s)	Investment Income Ratio(1)	Expense Ratio(2) Lowest — Highest			Total Return(3) Lowest — Highest
March 31, 2021	1,457	$2.93	—	$3.99	$5,393	0.40%	0.09%	—	0.31%	(0.65)%	—	(0.43)%
December 31, 2020	1,486	$2.95	—	$4.01	$5,527	2.30%	0.35%	—	1.25%	(14.24)%	—	(13.47)%
December 31, 2019	1,558	$3.44	—	$4.63	$6,712	2.74%	0.35%	—	1.25%	1.49%	—	2.41%
December 31, 2018	1,625	$3.39	—	$4.52	$6,849	3.06%	0.35%	—	1.25%	2.60%	—	3.53%
December 31, 2017	1,713	$3.31	—	$4.37	$6,996	3.10%	0.35%	—	1.25%	3.60%	—	4.53%
(1)These amounts represent the contract owners' proportionate share of net investment income from the underlying Partnership divided by the contract owners' average daily net assets of the Real Property Account. These ratios exclude those expenses, such as mortality and expense risk and administrative expenses that result in direct reductions in the unit values.
(2)These amounts represent the annualized contract expenses of the Real Property Account (except for the period ended March 31, 2021 which is not annualized), consisting primarily of mortality and expense risk and administrative charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Partnership are excluded.
(3)These amounts represent the total return for the periods indicated, including changes in the value of the underlying Partnership, and reflect deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.
Pruco Life of New Jersey also maintains a position in the Real Property Account to provide for property acquisitions and capital expenditure funding needs. The table below reflects information for assets held by Pruco Life of New Jersey. Charges for mortality and expense risk and administrative expenses are used by Pruco Life of New Jersey to purchase additional investments in its account resulting in no impact to its net assets.

Net Assets (000’s)
March 31, 2021	$3,373
December 31, 2020	$3,269
December 31, 2019	$3,418
December 31, 2018	$3,008
December 31, 2017	$2,726
Charges and Expenses
A.    Mortality and Expense Risk Charges
Mortality and expense risk charges are determined daily using an effective annual rate of 0.6%, 0.35%, 0.9% and 0.9% for VAL, VLI, SPVA and SPVL, respectively. Mortality risk is the risk that life insurance contract owners may not live as long as estimated or annuitants may live longer than estimated, and expense risk is the risk that the cost of issuing and administering the contracts may exceed related charges by Pruco Life of New Jersey. The mortality risk and expense risk charges are assessed through a reduction in unit values.
B.    Administrative Charges
Administrative charges are determined daily using an effective annual rate of 0.35% applied daily against the net assets representing equity of contract owners held in each subaccount for SPVA and SPVL. Administrative charges include costs associated with issuing the contract, establishing and maintaining records, and providing reports to contract owners. The administrative charge is assessed through reduction in unit values.
C.    Cost of Insurance and Other Related Charges
Contract owner contributions are subject to certain deductions prior to being invested in the Real Property Account. The deductions for VAL and VLI are (1) taxes attributable to premiums; (2) sales charges, not to exceed 5% for VAL, which are deducted in order to compensate Pruco Life of New Jersey for the cost of selling the contract; and (3) transaction costs, applicable to VAL, which are deducted from each premium payment to cover premium collection and processing costs. Contracts are subject to charges on each basic premium for assuming a guaranteed minimum death benefit risk. This charge

NOTES TO THE FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2021

Note 7: Financial Highlights (continued)
compensates Pruco Life of New Jersey for the risk that an insured may die at a time when the death benefit exceeds the benefit that would have been payable in the absence of a minimum guarantee. These charges are assessed through the redemption of units.
D.    Deferred Sales Charge
For SPVA, there is a deferred sales charge that applies at the time of a full or partial withdrawal, and the amount of the charge (which declines over time) depends on the number of years that have elapsed since the contract was issued. This deferred sales charge is assessed through the redemption of units.
E.    Partial Withdrawal Charge
A charge is imposed by Pruco Life of New Jersey on partial withdrawals of the cash surrender value for VAL. A charge equal to the lesser of $15 or 2% will be made in connection with each partial withdrawal of the cash surrender value of a contract. This charge is assessed through the redemption of units.

Note 8: Related Party Transactions
The Real Property Account has transactions and relationships with Prudential and other affiliates. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.
Prudential Financial and its affiliates perform various services on behalf of the Partnership in which the Real Property Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, postage, transfer agency and various other record keeping and customer service functions.

Note 9: Fair Value Measurements
Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Real Property Account values its investment in the Partnership at fair value, which reflects the Real Property Account's proportionate interest in the net asset value of the Partnership, in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurement.
As a result of adopting the Liquidation Basis of Accounting, as discussed in the Partnership’s notes to the consolidated financial statements, the real estate assets were recorded at their estimated liquidation value, which represents the estimated gross amounts of cash that the Partnership will collect on disposal of assets as it carries out its liquidation plan.
Specific for the Partnership’s real estate assets under the Going Concern Basis, the properties owned by the Partnership are illiquid and their fair value is based on estimates from property appraisal reports prepared by independent real estate appraisers as discussed in the notes to the Partnership’s audited consolidated financial statements. The purpose of an appraisal is to estimate the fair value of real estate as of a specific date. The estimate of fair value of real estate is based on the conventional approaches to value, all of which require the exercise of subjective judgment. The three approaches are: (1) current cost of reproducing the real estate less deterioration and functional and economic obsolescence; (2) discounting a series of income streams and reversion at a specific yield or by directly capitalizing a single year income estimate by an appropriate factor; and (3) value indicated by recent sales of comparable real estate in the market. In the reconciliation of these three approaches, the independent appraiser uses one or a combination of them, to come up with the approximate value for the type of real estate in the market.
The following is a summary of the investment strategy, risks, and redemption provisions of the Partnership:
The Partnership has a policy of investing at least 65% of its assets in direct ownership interests in income-producing real estate, such as office buildings, shopping centers, hotels, apartments or industrial properties, and participating mortgage loans. The Partnership is subject to the risks inherent in the ownership of real property such as fluctuations in occupancy rates and operating expenses and variations in rental schedules. The Partnership properties are also subject to the risk of loss due to certain types of damage, which are either uninsurable or not economically insurable. The Partnership enters into loan agreements with certain lenders to finance its real estate investment transactions. Unfavorable economic conditions could increase related borrowing costs, limit access to the capital markets or result in a decision by lenders not to extend credit to the Partnership. Refer to the Partnership’s audited consolidated financial statements for other related risks.
The Partnership allows for withdrawal of cash, in any amount up to a partner’s value of the Partnership. Ordinarily payment of the amount requested will be made on the day following the request. The Partnership reserves the right to defer such payments for a period of up to six months if the partners or the investment manager determine that there is insufficient cash available and prompt disposition of investments held by the Partnership cannot be made on commercially reasonable terms.

NOTES TO THE FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2021

Note 9: Fair Value Measurements (continued)
The Real Property Account had no unfunded capital commitments as of December 31, 2021.

Report of Independent Registered Public Accounting Firm

To The Prudential Insurance Company of America, Pruco Life Insurance Company, and Pruco Life Insurance Company of New Jersey (collectively, the “General Partners”) and Boards of Directors of the General Partners of the Prudential Variable Contract Real Property Partnership

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of assets and liabilities of The Prudential Variable Contract Real Property Partnership and its subsidiaries (the “Partnership”) as of December 31, 2020, and the related consolidated statements of operations, of changes in net assets and of cash flows for each of the two years in the period ended December 31, 2020 and for the period from January 1, 2021 to March 31, 2021, and audited the consolidated statement of net assets in liquidation, including the consolidated schedule of investments in liquidation, as of December 31, 2021, and the related consolidated statement of changes in net assets in liquidation for the period from April 1, 2021 to December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2020, the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020 and for the period from January 1, 2021 to March 31, 2021, its net assets in liquidation as of December 31, 2021, and the changes in its net assets in liquidation for the period from April 1, 2021 to December 31, 2021 in conformity with accounting principles generally accepted in the United States of America applied on the bases described below.

Basis of Accounting

As discussed in Notes 2 and 3 to the consolidated financial statements, on March 31, 2021, the General Partners of the Partnership filed with the SEC their notice of liquidation to liquidate the Partnership, and the Partnership determined liquidation is imminent. As a result, the Partnership changed its basis of accounting on April 1, 2021 from the going concern basis to a liquidation basis.

Basis for Opinion

These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the Partnership’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated going concern basis and liquidation basis financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. We determined there are no critical audit matters.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 31, 2022

We have served as the Partnership's auditor since 1996.

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION
(Liquidation Basis)

December 31, 2021
REAL ESTATE AND IMPROVEMENTS AT LIQUIDATION VALUE	$26,000,000
CASH AND CASH EQUIVALENTS	175,972,792
OTHER ASSETS	2,162,198
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	1,189,440
DUE TO AFFILIATES	94,040
OTHER LIABILITIES	73,085
ACCRUED DISPOSITION COSTS	520,000
NET ASSETS IN LIQUIDATION:
CONTRACT HOLDERS'	202,215,669
NONCONTROLLING INTEREST	42,756
TOTAL NET ASSETS IN LIQUIDATION	202,258,425
NUMBER OF SHARES OUTSTANDING AT END OF PERIOD	4,328,414
CONTRACT HOLDERS' SHARE VALUE AT END OF PERIOD	$46.72

CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES
(Going Concern Basis)

December 31, 2020
ASSETS
REAL ESTATE INVESTMENTS - at estimated fair value:
Real estate and improvements (cost: $208,403,134)	$209,883,107
Total real estate investments	209,883,107
CASH AND CASH EQUIVALENTS	47,555,679
OTHER ASSETS	7,081,732
Total assets	264,520,518
LIABILITIES
DUE TO AFFILIATES	817,710
INVESTMENT LEVEL DEBT (net of deferred financing costs:
$226,293)	62,335,452
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	3,707,033
OTHER LIABILITIES	744,944
Total liabilities	67,605,139
COMMITMENTS AND CONTINGENCIES
NET ASSETS, REPRESENTING THE EQUITY OF:
CONTRACT HOLDERS	195,391,043
NONCONTROLLING INTEREST	1,524,336
TOTAL NET ASSETS	$196,915,379

The accompanying notes are an integral part of these consolidated financial statements.

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
CONSOLIDATED STATEMENTS OF OPERATIONS
(Going Concern Basis)

	Period Ended March 31,	Years Ended December 31,
	2021	2020	2019
INVESTMENT INCOME:
Revenue from real estate and improvements	$3,730,343	$23,322,767	$23,931,779
Interest income	21,012	81,581	352,413
Total investment income	3,751,355	23,404,348	24,284,192
INVESTMENT EXPENSES:
Operating	508,441	2,867,422	3,109,943
Investment management fees	642,812	3,430,382	3,547,036
Real estate taxes	550,068	3,348,148	3,093,711
Administrative	664,473	4,923,299	4,102,653
Interest expense	559,653	3,928,228	3,900,371
Total investment expenses	2,925,447	18,497,479	17,753,714
NET INVESTMENT INCOME (LOSS)	825,908	4,906,869	6,530,478
RECOGNIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net proceeds from real estate investments sold	21,339,327	66,961,038	—
Less: Cost of real estate investments sold	17,146,549	66,210,950	—
Gain (loss) realized from real estate investments sold	4,192,778	750,088	—
Less: Reversal of prior periods' unrealized appreciation (depreciation) on real estate investments sold	3,768,451	19,829,152	—
Net gain (loss) recognized on real estate investments sold	424,327	(19,079,064)	—
Change in unrealized appreciation (depreciation) on real estate investments	(2,130,644)	(21,802,434)	(950,818)
Net unrealized appreciation (depreciation) on investments held	(2,130,644)	(21,802,434)	(950,818)
NET RECOGNIZED AND UNREALIZED GAIN (LOSS)	(1,706,317)	(40,881,498)	(950,818)
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(880,409)	$(35,974,629)	$5,579,660
Amounts attributable to noncontrolling interest:
Net investment income (loss) attributable to noncontrolling interest	$6,416	$16,840	$446,426
Net gain (loss) recognized on real estate investments sold	—	(6,105,160)	—
Net unrealized appreciation (depreciation) attributable to noncontrolling interest	(214,364)	(256,446)	(924,757)
Net increase (decrease) in net assets resulting from operations attributable to noncontrolling interest	$(207,948)	$(6,344,766)	$(478,331)
Amounts attributable to general partners’ controlling interest:
Net investment income attributable to general partners’ controlling interest	$819,492	$4,890,029	$6,084,052
Net recognized gain (loss) attributable to general partners’ controlling interest	424,327	(12,973,904)	—
Net unrealized appreciation (depreciation) attributable to general partners’ controlling interest	(1,916,280)	(21,545,988)	(26,061)
Net increase (decrease) in net assets resulting from operations attributable to general partners’ controlling interest	$(672,461)	$(29,629,863)	$6,057,991
The accompanying notes are an integral part of these consolidated financial statements.

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
(Going Concern Basis)

	Period Ended March 31,			Years Ended December 31,
	2021			2020			2019
	General Partners’ Controlling Interest	Non- controlling Interest	Total	General Partners’ Controlling Interest	Non- controlling Interest	Total	General Partners’ Controlling Interest	Non- controlling Interest	Total
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS:
Net investment income (loss)	$819,492	$6,416	$825,908	$4,890,029	$16,840	$4,906,869	$6,084,052	$446,426	$6,530,478
Net recognized and unrealized gain (loss)	(1,491,953)	(214,364)	(1,706,317)	(34,519,892)	(6,361,606)	(40,881,498)	(26,061)	(924,757)	(950,818)
Increase (decrease) in net assets resulting from operations	(672,461)	(207,948)	(880,409)	(29,629,863)	(6,344,766)	(35,974,629)	6,057,991	(478,331)	5,579,660
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CAPITAL TRANSACTIONS:
Distributions	—	(2,901)	(2,901)	—	(262,221)	(262,221)	—	(59,534)	(59,534)
Return of capital	—	—	—	—	—	—	—	—	—
Buy-out of Non Controlling Interest	—	—	—	—	—	—	—	—	—
Contributions	—	—	—	—	112,001	112,001	—	188,710	188,710
Increase (decrease) in net assets resulting from capital transactions	—	(2,901)	(2,901)	—	(150,220)	(150,220)	—	129,176	129,176
INCREASE (DECREASE) IN NET ASSETS	(672,461)	(210,849)	(883,310)	(29,629,863)	(6,494,986)	(36,124,849)	6,057,991	(349,155)	5,708,836
NET ASSETS - Beginning of period	195,391,043	1,524,336	196,915,379	225,020,906	8,019,322	233,040,228	218,962,915	8,368,477	227,331,392
NET ASSETS - End of period	$194,718,582	$1,313,487	$196,032,069	$195,391,043	$1,524,336	$196,915,379	$225,020,906	$8,019,322	$233,040,228

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS IN LIQUIDATION
(Liquidation Basis)
For the Period from April 1, 2021 to December 31, 2021

Net assets in liquidation, beginning of period (Note 4)	$187,039,135
Change in net assets in liquidation:
Change in liquidation value of real estate properties after closing costs	8,980,550
Remeasurement of assets and liabilities	(182,166)
Disposal of Real Estate and Improvements	6,378,150
Changes in net assets in liquidation	15,176,534
Noncontrolling Interest	42,756
Net assets in liquidation, end of period	$202,258,425

The accompanying notes are an integral part of these consolidated financial statements.

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Going Concern Basis)

	Period Ended March 31,	Years Ended December 31,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase (decrease) in net assets resulting from operations	$(880,409)	$(35,974,629)	$5,579,660
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities
Net recognized and unrealized loss (gain)	1,706,317	40,881,498	950,818
Amortization of deferred financing costs	9,630	408,024	101,343
(Reversal) Provision for allowance for doubtful accounts	(91,755)	265,393	—
(Increase) decrease in:
Other assets	141,749	(1,553,611)	(868,764)
Increase (decrease) in:
Accounts payable and accrued expenses	249,254	(1,397,722)	714,702
Due to affiliates	(174,898)	(94,862)	(7,177)
Other liabilities	(81,205)	(189,372)	155,509
Net cash flows provided by (used in) operating activities	878,683	2,344,719	6,626,091
CASH FLOWS FROM INVESTING ACTIVITIES:
Net proceeds from real estate investments sold	21,339,327	66,961,038	—
Investment in real estate and improvements	(67,801)	(1,481,673)	(6,581,523)
(Increase) decrease in investment level restricted cash	765,986	(1,231,684)	(72,735)
Net cash flows provided by (used in) investing activities	22,037,512	64,247,681	(6,654,258)
CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to general partners' controlling interest	—	—	—
Proceeds from investment level debt	—	—	—
Principal payments on investment level debt	(18,301,702)	(33,480,906)	(3,921,002)
Contributions from noncontrolling interest	—	112,001	188,709
Return of Capital to noncontrolling interest	—	—	—
Buyout of noncontrolling partner's interest	—	—	—
Distributions to noncontrolling interest	(2,901)	(262,221)	(59,535)
Payment of deferred financing costs	—	—	—
Increase (decrease) in security deposits payable	(7,753)	(80,121)	12,238
Net cash flows provided by (used in) financing activities	(18,312,356)	(33,711,247)	(3,779,590)
NET CHANGE IN CASH AND CASH EQUIVALENTS	4,603,839	32,881,153	(3,807,757)
CASH AND CASH EQUIVALENTS - Beginning of period	47,555,679	14,674,526	18,482,283
CASH AND CASH EQUIVALENTS - End of period	$52,159,518	$47,555,679	$14,674,526
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for Interest:	$535,229	$3,619,974	$3,610,741
The accompanying notes are an integral part of these consolidated financial statements.

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
CONSOLIDATED SCHEDULE OF INVESTMENTS IN LIQUIDATION

			December 31, 2021	December 31, 2021	December 31, 2021
Property Name	December 31, 2021 Ownership	City, State	Acq. Year (Unaudited)	Square Feet Unless Otherwise Indicated (Unaudited)	Cost	Estimated Liquidation Value [1]
Storage
Little Havana	WO	Miami, FL	2017	78,449	$18,964,586	$26,000,000
		Storage % as of 12/31/21		100%	$18,964,586	$26,000,000

Total Real Estate Investments at Estimated Liquidation Value as a Percentage of Net Assets at Liquidation as of 12.31.2021				13%	$18,964,586	$26,000,000
WO - Wholly-Owned Investment
1 The related estimated disposition costs are reported as Accrued Disposition Costs on the Consolidated Statement
of Net Assets in Liquidation

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2021

Note 1: Organization
On April 29, 1988, The Prudential Variable Contract Real Property Partnership (the “Partnership”), a general partnership organized under New Jersey law, was formed through an agreement among The Prudential Insurance Company of America (“Prudential”), a wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"), Pruco Life Insurance Company (“Pruco Life”), a wholly-owned subsidiary of Prudential, and Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”), a wholly-owned subsidiary of Pruco Life. The Partnership was established as a means by which assets allocated to the real estate investment option under certain variable life insurance and variable annuity contracts issued by the respective companies could be invested in a commingled pool. The partners in the Partnership are Prudential, Pruco Life and Pruco Life of New Jersey (collectively, the “General Partners”), which own 42.5%, 53.0%, and 4.5%, respectively. The General Partners may make additional daily cash withdrawals from the Partnership in accordance with the provisions of the Partnership Agreement.
The Partnership’s policy is to invest at least 65% of its assets in direct ownership interests in income-producing real estate and participating mortgage loans.
The net asset value per share of the Partnership’s shares is determined daily, consistent with the Partnership Agreement. On each day during which the New York Stock Exchange is open for business, the net asset value of the Partnership is estimated using the estimated fair value of its assets reduced by any liabilities of the Partnership. The periodic adjustments to property values and other adjustments to previous estimates are made on a prospective basis. There can be no assurance that all such adjustments to estimates will be made timely.
Shares of the Partnership are held by The Prudential Variable Contract Real Property Account, Pruco Life Variable Contract Real Property Account and Pruco Life of New Jersey Variable Contract Real Property Account (the “Real Property Accounts”) and may be purchased and sold at the then current net asset value of the Partnership’s net assets. The net asset value per share is calculated by dividing the net asset value of the Partnership as determined above by the number of shares outstanding. A contract owner participates in the Partnership through interests in the Real Property Accounts.
PGIM Real Estate, is the real estate advisory unit of PGIM, Inc. (“PGIM”), which is an indirectly-owned subsidiary of Prudential Financial. PGIM, through PGIM Real Estate, provides investment advisory services to the Partnership’s partners pursuant to the terms of the Investment Management Agreement as described in Note 9.
Note 2: Plan of Liquidation

Effective February 22, 2021, the Real Property Account closed to new investments. On March 31, 2021, the General Partners, after obtaining regulatory approvals, filed with the SEC their notice of liquidation to liquidate the Real Property Account and the Partnership on or about February 22, 2022 (the “liquidation date”). This filing with the SEC is considered Post-Effective Amendment to Form S-1 filing. Any contract owner allocation to the Real Property Account as of the liquidation date was transferred to the AST Cohen & Steers Realty Portfolio. Contract owners were given the option to voluntarily reallocate to an available investment option other than the AST Cohen & Steers Realty Portfolio.
Note 3: Summary of Significant Accounting Policies

A.Basis of Presentation

Liquidation Basis of Accounting

As a result of the filing of the Plan of Liquidation by the General Partners, it was determined that liquidation was imminent and the Partnership's basis of accounting transitioned effective April 1, 2021 from the going concern basis of accounting ("Going Concern Basis") to liquidation basis of accounting ("Liquidation Basis of Accounting") in accordance with U.S. GAAP. Liquidation Basis of Accounting requires the Partnership’s assets to be measured at the estimated amounts of consideration the Partnership expects to collect in settling or disposing of its assets and liabilities are to be measured at the estimated amounts at which the liabilities are expected to be settled. Actual costs and income may differ from amounts reflected in the financial statements because of the inherent uncertainty in estimating future events. Differences may be material. See Note 2, “Plan of Liquidation” and Note 7, “Accrued and estimated liquidation costs” for further discussion. Actual costs incurred but unpaid as of December 31, 2021 are included in accounts payable and accrued expenses, due to affiliates and other liabilities on the Consolidated Statement of Net Assets in Liquidation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2021

Note 3: Summary of Significant Accounting Policies (continued)

The Partnership's management determined that presentation of financial highlights is not relevant and useful in understanding the liquidation-basis financial statements. As a result, the Partnership elected to exclude the presentation of financial highlights for the period April 1, 2021 to December 31, 2021.

Going Concern Basis of Accounting

All financial results and disclosures through March 31, 2021, prior to adopting the Liquidation Basis of Accounting, are presented based on a Going-Concern Basis, which contemplates the realization of assets and liabilities in the normal course of business. As a result, the Consolidated Statements of Operations, the Consolidated Statements of Changes in Net Assets, and the Consolidated Statements of Cash Flows for the period January 1, 2021 through March 31, 2021 and the years ended December 31, 2020 and 2019 are presented on a Going-Concern Basis.

The consolidated financial statements include wholly-owned entities and those real estate joint ventures in which the Partnership has a controlling interest. All significant intercompany balances and transactions have been eliminated upon consolidation. The Partnership evaluated subsequent events through March 31, 2022, the date these consolidated financial statements were issued.
B.Management’s Use of Estimates in the Consolidated Financial Statements - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

C.Real Estate Investments

Liquidation Basis of Accounting

The Partnership accrues costs and income that it expects to incur and earn through the completion of its liquidation, including the estimated amount of cash the Partnership expects to collect through the disposal of its assets and the estimated costs to dispose of its assets, to the extent it has a reasonable basis for estimation. These amounts are classified as Accrued Disposition Costs on the Consolidated Statement of Net Assets in Liquidation.

The liquidation values of the Company’s investments in real estate are presented on an undiscounted basis. Subsequent to April 1, 2021, all changes in the estimated liquidation value of the investments in real estate are reflected as a change to the Partnership’s net assets in liquidation. As of December 31, 2021, the Partnership estimated the liquidation value of its investments in real estate based on an internal valuation methodology using the sales comparison approach.

Going Concern Basis

Real estate investments are carried at fair value. Properties owned are initially recorded at the purchase price plus closing costs. Development costs and major renovations are capitalized as a component of cost, and routine maintenance and repairs are charged to expense as incurred. Real estate costs include the cost of acquired property, including all the tangible and intangible assets. Tangible assets include the value of all land, building and tenant improvements at the time of acquisition. Intangible assets include the value of any above and below market leases, in-place leases and tenant relationships at the time of acquisition.

In general, fair value estimates are based upon property appraisal reports prepared by independent real estate appraisers (members of the Appraisal Institute or an equivalent organization) within a reasonable amount of time following acquisition of the real estate and no less frequently than annually thereafter. The Chief Real Estate Appraiser of PGIM is responsible for assuring that the valuation process provides independent and reasonable property fair value estimates. An unaffiliated third party appraisal management firm has been appointed by PGIM to assist the Chief Real Estate Appraiser in maintaining and monitoring the independence and the accuracy of the appraisal process. The fair value of real estate investments does not reflect the transaction sale costs, which may be incurred upon disposition of the real estate investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2021

Note 3: Summary of Significant Accounting Policies (continued)

The purpose of an appraisal is to estimate the fair value of real estate as of a specific date. In accordance with FASB authoritative guidance on fair value measurements and disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The estimate of fair value is based on the conventional approaches to value, all of which require the exercise of subjective judgment. The three approaches are: (1) Cost Approach - current cost of reproducing the real estate less deterioration and functional and economic obsolescence; (2) Income Approach - discounting a series of income streams and reversion at a specific yield or by directly capitalizing a single year income estimate by an appropriate factor; and (3) Market Approach - value indicated by recent sales of comparable real estate in the market. In the reconciliation of these three approaches, the independent appraiser uses one or a combination of them, to come up with the approximate value for the type of real estate in the market. Key inputs and assumptions include rental income and expense amounts, related rental income and expense growth rates, discount rates and capitalization rates.

In general, the inputs used in the appraisal process are unobservable, therefore, unless indicated otherwise, real estate investments are classified as Level 3 (see Note 5 for detail) under the FASB authoritative guidance for fair value measurements.

As described above, the estimated fair value of real estate and real estate related assets is generally determined through an appraisal process. These estimated fair values may vary significantly from the prices at which the real estate investments would sell, since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller. These variances could be material to the consolidated financial statements. Although the estimated fair values represent subjective estimates, management believes these estimated fair values are reasonable approximations of market prices and the aggregate estimated value of investments in real estate is fairly presented as of December 31, 2020.

D.Other Assets - Other assets includes both cash for operating and capital expenditures maintained by consolidated joint ventures, tenant security deposits by both the wholly-owned and consolidated joint ventures, restricted cash for wholly-owned and consolidated joint ventures reserved for future payments of investment level debt, real estate taxes and insurance premiums, as well as tenant receivables maintained by wholly-owned and consolidated joint ventures. As of December 31, 2021 and 2020, cash held by joint ventures was $0.5 million and $2.7 million, respectively and restricted cash held by both wholly owned and consolidated joint ventures was $0.1 million and $2.6 million, respectively. The balances for tenant security deposits held by wholly-owned and consolidated joint ventures were $0.3 million and $0.3 million, as of December 31, 2021 and 2020, respectively. The balances for tenant receivables held by wholly-owned and consolidated joint ventures were $0.2 million and $0.8 million, respectively, for the same periods, which is shown net of allowance for uncollectible accounts of $0.1 million and $0.3 million, respectively, for the same periods.

The Partnership held $0.1 million and $0.2 million as of December 31, 2021 and 2020, respectively, in escrow accounts for property taxes, insurance and various other property related matters as required by certain creditors related to outstanding mortgage loans payable collateralized by certain real estate investments. These amounts are recorded within other assets on the consolidated statements of assets and liabilities

E.Investment Level Debt - Investment level debt includes mortgage loans payable on wholly-owned properties and consolidated partnerships and is stated at the principal amount, net of unamortized discount, and unamortized deferred financing costs, of the obligations outstanding. At times, the Partnership may assume debt in connection with the purchase of real estate.

F.Revenue and Expense Recognition

Liquidation Basis of Accounting

Under the Liquidation Basis of Accounting, the Partnership has accrued all revenue and expenses that it expects to incur through the completion of its liquidation to the extent it has a reasonable basis of estimation. Subsequent to April 1, 2021, the Partnership adjusted the estimated revenue and expenses to reflect actual revenue and expenditures as shown on the Consolidated Statement of Changes in Net Assets in Liquidation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2021

Note 3: Summary of Significant Accounting Policies (continued)

Going Concern Basis

Revenue from real estate is recognized when earned in accordance with the terms of the respective leases. Operating expenses are recognized as incurred. Revenue from certain real estate investments is net of all or a portion of related real estate expenses, as lease arrangements vary as to responsibility for payment of these expenses between tenants and the Partnership. Since real estate investments are stated at estimated fair value, net investment income is not reduced by depreciation or amortization expense. Interest expenses are accrued periodically based on the contractual interest rates and terms of the loans. Interest expenses are included in net investment income in the consolidated statements of operations.
G.Recognized and Unrealized Gains and Losses

Liquidation Basis of Accounting

The Partnership accrued costs and income that it expects to incur and earn through the completion of its liquidation, including the estimated amount of cash the Partnership expects to collect through the disposal of its assets and the estimated costs to dispose of its assets, to the extent it has a reasonable basis for estimation. Subsequent to April 1, 2021, the Partnership adjusted the estimated costs to reflect actual expenditures as shown on the Consolidated Statement of Changes in Net Assets in Liquidation.

Going Concern Basis

Purchases and sales of investments are accounted for on a settlement date basis as of the date on which the transactions close. Realized gains and losses on sales of investments in real estate are recorded when the transaction meets the definition of a contract, criteria are met for the sale of one or more distinct assets, and control is transferred. The Partnership recognizes a realized gain to the extent that the sales price exceeds the cost of the investment being sold. A realized loss is recognized when the cost exceeds the sales price of the investment being sold. Unrealized appreciation and (depreciation) on investments are recorded as a result of changes in fair value.
H.Income Taxes - The Partnership is not a taxable entity under the provisions of the Internal Revenue Code. The income and capital gains and losses of the Partnership are attributed, for federal income tax purposes, to the General Partners in the Partnership. The Partnership may be subject to state and local taxes in jurisdictions in which it operates.
I.Cash and Cash Equivalents - Cash and cash equivalents are comprised of all short-term investments and investments in money market funds with a maximum maturity of three months from the date of acquisition. In the normal course of business, the Partnership maintains cash and cash equivalents in financial institutions which at times may exceed federally insured limits. The Partnership is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The Partnership monitors the financial condition of such financial institutions to minimize credit risk exposure.

Note 4: Net Assets in Liquidation

The Partnership adopted Liquidation Basis of Accounting effective April 1, 2021. The following is a reconciliation of March 31, 2021 Net Assets under the going concern basis of accounting to net assets in liquidation under the Liquidation Basis of Accounting as of April 1, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2021

Note 4: Net Assets in Liquidation (continued)

Net Assets - End of period (going concern basis)	$196,032,069
Accrued and estimated liquidation costs (See Note 7)	(7,762,907)
Increase due to adjustment of assets and liabilities	83,460
Decrease in noncontrolling interest liability	(1,313,487)
Adjustment to reflect the change to the liquidation basis of accounting	(8,992,934)
Estimated value of net assets in liquidation as of April 1, 2021	$187,039,135

Subsequent to April 1, 2021, the Partnership sold eight of the remaining nine assets. These disposals consisted of four residential and four retail assets and generated $176 million of proceeds to the fund. Also, the Partnership secured a buyer for the lone remaining asset, Little Havana, a storage facility located in Miami, Florida for $26 million. This generated an increase in value of $9 million, net of closing costs, and has been recognized in the "Change in liquidation value of real estate properties after closing costs" on the Consolidated Statement of Changes in Net Assets in Liquidation.

Note 5: Fair Value Measurements

As a result of adopting the Liquidation Basis of Accounting, as discussed above in Note 3 “Summary of Significant Accounting Policies”, real estate assets were recorded at their estimated liquidation value, which represents the estimated gross amounts of cash that the Partnership will collect on disposal of assets as it carries out its liquidation plan.

Specific for the Partnership’s real estate assets under the Going Concern Basis, FASB authoritative guidance on fair value measurements and disclosures establishes a fair value measurement framework, provides a single definition of fair value and requires expanded disclosure summarizing fair value measurements. This guidance provides a three-level hierarchy based on the inputs used in the valuation process. The levels in the fair value hierarchy within which the fair value measurements fall are determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the entity for identical assets or liabilities. These generally provide the most reliable evidence and should be used to measure fair value whenever available.

Level 2 – Fair value is based on inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data.

Level 3 – Fair value is based on significant unobservable inputs for the asset or liability. These inputs reflect the entity’s own assumptions about how market participants would price the asset or liability.

During the year ended December 31, 2020, there were no transfers between Level 1, Level 2 and Level 3.

Please refer to Note 3C for discussion of valuation methodology.

The table below summarizes the assets measured at fair value on a recurring basis and their respective levels in the fair value hierarchy.

	(in 000’s)
	Fair value measurements at December 31, 2020 using
Assets:	Cost at December 31, 2020	Amounts measured at fair value December 31, 2020	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Real estate and improvements	$208,403	$209,883	$—	$—	$209,883
Total	$208,403	$209,883	$—	$—	$209,883

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2021

Note 5: Fair Value Measurements (continued)

The table below provides a reconciliation of the beginning and ending balances for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2020.
(in 000’s)
Fair value measurements using significant unobservable inputs
(Level 3)

Real estate and improvements
Beginning balance, January 1, 2020	$315,006
Net gains (losses) recognized/unrealized included in earnings (or changes in net assets)	(40,881)
Acquisitions, issuances and contributions	2,719
Dispositions, settlements and distributions	(66,961)
Ending balance, December 31, 2020	$209,883
Unrealized gains (losses) for the period relating to Level 3 assets still held at the reporting date	$(21,802)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2021

Note 5: Fair Value Measurements (continued)
Fair Value of Financial Instruments Carried at Cost:

The Partnership is required to disclose the fair value of certain financial instruments that are not reported at fair value. These financial instruments include cash and cash equivalents, accounts payable, accrued expenses and mortgages. The carrying amount of cash and cash equivalents, accounts payable and accrued expenses approximate their fair value due to the instruments’ short-term nature. As of December 31, 2020, the Partnership’s mortgages on wholly-owned properties and consolidated joint ventures partnerships have an estimated fair value of approximately $62.3 million and a carrying value (amortized cost) of $62.3 million. The estimated fair value is based on the amount at which the Partnership would pay to transfer the debt at the reporting date taking into consideration the effect of nonperformance risk, including the Partnership’s own credit risk. The fair value of debt is determined using the discounted cash flow method, which applies certain key assumptions including the contractual terms of the agreement, market interest rates, interest spreads, credit risk, liquidity and other factors. Different assumptions or changes in future market conditions could significantly affect the estimated fair value. Certain significant inputs used in determining the fair value of investment level debt are unobservable, therefore, are considered as Level 3 under the fair value hierarchy.
Quantitative Information Regarding Level 3 Assets:

Liquidation Basis

As of April 1, 2021, the Partnership’s investments in real estate were adjusted to their estimated net realizable value, or liquidation value, to reflect the change to the Liquidation Basis of Accounting. Refer to Note 3C for more details.

Going Concern Basis

The table below represents quantitative information about the significant unobservable inputs used in the fair value measurement of Level 3 assets. Significant changes in any of those inputs in isolation would result in a significant change in the fair value measurement.

	As of December 31, 2020
	Fair Value (in 000’s)	Number of properties in this property type	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Real estate and improvements:
Apartment	$131,653	5	Discounted cash flow	Exit capitalization rate	5.00% - 5.75% (5.26%)
			Market Value*	Discount rate	6.25% - 6.75% (6.44%)
Retail	60,030	4	Discounted cash flow	Exit capitalization rate	6.50% - 10.00% (7.31%)
				Discount rate	7.00% - 12.00% (8.11%)
Storage	18,200	1	Discounted cash flow	Exit capitalization rate	5.50%
				Discount rate	8.50%
	$209,883
*The market value approach represents assets/liabilities in which estimated fair value represent subjective estimates by management based on the investment's specific facts and circumstances. For example, development assets and recent acquisitions may heavily weight investment cost and take into consideration development profit, while pending sales may heavily weight negotiated sales prices in the related fair value estimates for assets. See Note 3C for further details on valuation methodology.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2021
Note 6: Investment Level Debt
Investment level debt includes mortgage loans payable as summarized below (in 000’s):

	As of December 31, 2021		As of December 31, 2020
	100% Principal Balance Outstanding	(Unaudited) Partnership’s Share of Principal Balance Outstanding	100% Principal Balance Outstanding
Mortgages of Wholly-Owned Properties & Consolidated Partnerships
Charlotte, NC	—	—	10,465
Seattle, WA#1 1	—	—	12,677
Seattle, WA#2 1	—	—	11,762
Norcross, GA	—	—	9,819
Maplewood, NJ	—	—	10,175
Chicago, IL	—	—	7,664
Total	$—	$—	$62,562
1.Seattle, WA#1 -- 700 Broadway. Seattle, WA#2 -- Vantage Park.

As of December 31, 2021, there is no longer any investment level debt at the Partnership.

Note 7: Accrued and estimated liquidation costs

The below table represents the estimated expenses expected to be incurred in connection with the Partnership's adoption of Liquidation Basis of Accounting. Refer to Note 4.

Selling Costs	$6,193,745
Fund Level Expenses	516,055
Management Fees	1,053,107
Total Estimated Expenses	$7,762,907

Note 8: Commitments and Contingencies
The Partnership is subject to various legal proceedings and claims arising in the ordinary course of business. These matters are generally covered by insurance. In the opinion of the Partnership’s management, the outcome of such matters will not have a significant effect on the financial position and results of operations of the Partnership.
As of December 31, 2021 and December 31, 2020, respectively, the Partnership did not have any unfunded debt obligations related to real estate and improvements. Additionally, the Partnership has no equity commitments to fund properties under development.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2021
Note 9: Related Party Transactions

Pursuant to an investment management agreement, PGIM charges the Partnership a daily investment management fee at an annual rate of 1.25% of the average daily gross asset valuation of the Partnership. Effective February 22, 2021, the calculation of daily investment management fee was revised at an annual rate of 1.25% of the average daily gross asset value excluding cash.

For the going concern period of January 1, 2021 through March 31, 2021, the management fees incurred by the Partnership was $0.6 million. For the liquidation basis period of April 1, 2021 through December 31, 2021 the management fees incurred by the Partnership was $0.9 million. For the years ended December 31, 2020 and 2019, the management fees incurred by the Partnership were $3.4 million and $3.5 million, respectively.

Note 10: Financial Highlights

	For the Period Ended March 31,	For The Years Ended For December 31,
	2021	2020	2019	2018	2017
Per Share Operating Performance:
Net asset value attributable to general partners’ controlling interest, beginning of period	$45.14	$51.99	$50.59	$48.69	$46.42
Income From Investment Operations:
Net investment income attributable to general partners’ controlling interest, before management fees	0.34	1.92	2.23	2.33	2.20
Investment management fees attributable to general partners’ controlling interest	(0.14)	(0.79)	(0.82)	(0.80)	(0.73)
Net recognized and unrealized gain (loss) on investments attributable to general partners’ controlling interest	(0.34)	(7.98)	(0.01)	0.37	0.80
Net increase (decrease) in net assets resulting from operations attributable to general partners’ controlling interest	(0.14)	(6.85)	1.40	1.90	2.27
Net asset value attributable to general partners’ controlling interest, end of period	$45.00	$45.14	$51.99	$50.59	$48.69
Total return attributable to general partners’ controlling interest, before management fees (a):	(0.01)%	(11.73)%	4.42%	5.57%	6.53%
Total return attributable to general partners’ controlling interest, after management fees (a):	(0.34)%	(13.17)%	2.76%	3.90%	4.91%
Ratios/Supplemental Data:
Net assets attributable to general partners’ controlling interest, end of period (in millions)	$195	$195	$225	$219	$216
Ratios to average net assets for the period ended:
Management fees	0.31%	1.60%	1.60%	1.61%	1.55%
Other portfolio level expenses	0.09%	0.33%	0.26%	0.24%	0.27%
Total portfolio level expenses	0.40%	1.93%	1.86%	1.85%	1.82%
Net investment income, before management fees	0.70%	3.87%	4.34%	4.68%	4.66%
Net investment income, after management fees	0.39%	2.27%	2.74%	3.07%	3.11%
(a) Total Return, before/after management fee is calculated by geometrically linking quarterly returns which are calculated using the formula below:
Net Investment Income before/after Management Fee + Net Recognized and Unrealized Gains/(Losses)
Beginning Net Asset Value + Time Weighted Contributions - Time Weighted Distributions
(b) Average net assets are based on beginning of quarter net assets.
(c) The income and expense ratios are not annualized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2021
Note 11: Subsequent Events

On January 31, 2022, the Partnership sold the last remaining asset Little Havana, which generated $25.1 million of net proceeds. On February 22, 2022 (the “liquidation date”) the Real Property Account made its final distribution of $196.7 million to investors. Given the last remaining asset was sold and the final distribution was made, effective February 22, 2022, the Real Property Account was fully liquidated and closed.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Item of Expense	Estimated Expense
Registration fees	$—
Federal taxes	$12,500 per $1 million of premium payments
State taxes	$25,000 per $1 million of premium payments
Printing Costs	$10,000*
Legal Costs	N/A
Accounting Costs	$10,000*
* Estimated Expense
ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS
The Registrant, in connection with certain affiliates, maintains various insurance coverages under which the underwriter and certain affiliated persons may be insured against liability, which may be incurred in such capacity, subject to the terms, conditions, and exclusions of the insurance policies.
New Jersey, being the state of organization of Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of Pruco Life of New Jersey's By-law, Article V, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit Item 16.(a)(3C) on Form S-1, Registration No. 333-158230, filed March 27, 2009 on behalf of The Pruco Life of New Jersey Variable Contract Real Property Account.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES
Not Applicable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
(a) Exhibits

(1A) Distribution Agreement between Pruco Securities, LLC and Pruco Life Insurance Company of New Jersey with respect to the Pruco Life of New Jersey Variable Insurance Account.	Incorporated by reference to Registration Statement Form S-1, Registration Number 333-223076, filed March 30, 2020, on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.
(1B) Distribution Agreement between Pruco Securities, LLC and Pruco Life Insurance Company of New Jersey with respect to the Pruco Life of New Jersey Variable Appreciable Account.	Incorporated by reference to Post-Effective Amendment No. 26 to Form S‑6, Registration No. 002‑89780, filed April 28, 1997, on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(1C) Distribution Agreement between Pruco Securities, LLC and Pruco Life Insurance Company of New Jersey with respect to the Pruco Life of New Jersey Single Premium Variable Life Account and Pruco Life of New Jersey Single Premium Variable Annuity Account.

Incorporated by reference to Registration Statement Form S-1, Registration Number 333-223076, filed March 30, 2020, on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.
(3A) Certificate of Incorporation of Pruco Life Insurance Company of New Jersey, as amended March 11, 1983.	Incorporated by reference to Registration Statement Form S-1, Registration Number 333-158230 filed March 27, 2009 on behalf of The Pruco Life of New Jersey Variable Contract Real Property Account.
(3B) a. Certificate of Amendment of the Certificate of Incorporation of Pruco Life Insurance Company of New Jersey, February 12, 1998	Incorporated by reference to Post-Effective Amendment No. 40 to Registration Statement 002-89780, filed April 21, 2009 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(3B) b. Certificate of Amendment of the Certificate of Incorporation of Pruco Life Insurance Company of New Jersey, October 1, 2012.	Incorporated by reference to Registration Statement Form S-1, Registration Statement 333-202194 filed February 20, 2015 on behalf of The Pruco Life of New Jersey Variable Contract Real Property Account.
(3C) By‑Laws of Pruco Life Insurance Company of New Jersey, as amended August 4, 1999.	Incorporated by reference to Registration Statement Form S-1, Registration Number 333-158230 filed March 27, 2009 on behalf of The Pruco Life of New Jersey Variable Contract Real Property Account.
(3D) Resolution of the Board of Directors establishing Pruco Life of New Jersey Variable Contract Real Property Account.	Incorporated by reference to Registration Statement Form S-1, Registration Number 333-223076, filed March 30, 2020, on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.
(4A) Variable Life Insurance Contract.	Incorporated by reference to Registration Statement Form S-1, Registration Number 333-223076, filed March 30, 2020, on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.
(4B) Revised Variable Appreciable Life Insurance Contract with fixed and variable death benefits.
Incorporated by reference to Post-Effective Amendment No. 40 to Form N-6, Registration Number 2-89780 filed April 21, 2009 on behalf of The Pruco Life of New Jersey Variable Contract Real Property Account.

(4C) Single Premium Variable Annuity Contract.	Incorporated by reference to Registration Statement Form S-1, Registration Number 333-223076, filed March 30, 2020, on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.
(4D) Flexible Premium Variable Life Insurance Contract.	Incorporated by reference to Registration Statement Form S-1, Registration Number 333-223076, filed March 30, 2020, on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.
(5) Opinion and Consent of Jordan K. Thomsen, Esq., as to the legality of the securities being registered.	Filed herewith.
(10Ai) Investment Management Agreement between Prudential Investment Management, Inc. and The Prudential Variable Contract Real Property Partnership.
Incorporated by reference to Post-Effective Amendment No. 5 to Form S-1, Registration No. 333-223076, filed March 31, 2021 on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.

(10Aii) Amendment to the Investment Management Agreement between Prudential Investment Management, Inc. and The Prudential Variable Contract Real Property Partnership.
Incorporated by reference to Post-Effective Amendment No. 5 to Form S-1, Registration No. 333-223076, filed March 31, 2021 on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.

(10B) Administrative Service Agreement among PIM, Prudential Insurance Company of America, Pruco Life Insurance Company, and Pruco Life Insurance Company of New Jersey.	Incorporated by reference to Post-Effective Amendment No. 17 to Form S-1, Registration No. 33‑20083-01, filed April 14, 2004 on behalf of the Prudential Variable Contract Real Property Account.
(10C) Partnership Agreement of The Prudential Variable Contract Real Property Partnership.	Incorporated by reference to Registration Statement Form S-1, Registration Number 333-223076, filed March 30, 2020, on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.
(23A) Written consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.	Filed herewith.
(23B) Written consent of Jordan K. Thomsen, Esq.	Incorporated by reference to Exhibit (5) hereto.
(24) Powers of Attorney: Robert E. Boyle, Markus Coombs, Caroline A Feeney, Salene Hitchcock-Gear, Nandini Mongia, Dylan J. Tyson, Candace J. Woods.	Filed herewith.
(b) Financial Statement Schedules Schedule III‑Real Estate Owned by The Prudential Variable Contract Real Property Partnership and independent accountant's report thereon.	Filed herewith.
(c) Financial Statements

Financial Statements of Pruco Life of New Jersey Variable Contract Real Property Account and the consolidated Financial Statements of The Prudential Variable Contract Real Property Partnership.
Filed herewith.

ITEM 17. UNDERTAKINGS
The undersigned registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)To include any prospectus required by Section 10 (a)(3) of the Securities Act of 1933;
(ii)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
(iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, this registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of New Jersey, on the 31st day of March, 2022.

Pruco Life Insurance Company of New Jersey
In Respect of

Pruco Life of New Jersey
Variable Contract Real Property Account

By:	/s/ Jordan K. Thomsen
Jordan K. Thomsen
Vice President and Corporate Counsel
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on this 31st day of March, 2022.

Signature and Title

/s/ *
Robert E. Boyle
Director, Vice President, Chief Accounting Officer, and Chief Financial Officer

/s/ *
Markus Coombs
Director and Vice President

/s/ *
Caroline A. Feeney
Director
	*By:	/s/ Jordan K. Thomsen
/s/ *		Jordan K. Thomsen
Salene Hitchcock-Gear		(Attorney-in-Fact)
Director

/s/ *
Nandini Mongia
Director and Treasurer

/s/ *
Dylan J. Tyson
Director, President, and Chief Executive Officer

/s/ *
Candace Woods
Director

EXHIBIT INDEX
Item 16.

(a)	(5)	Opinion and Consent of Jordan K. Thomsen, Esq., as to the legality of the securities being registered.
(a)	(23A)	Written consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
(a)	(24)	Powers of Attorneys